  



Smári Ásmundsson · 2nd in

Smári Organics

Founder / CEO at Smári, Inc

San Francisco Bay Area · 500+ connections · **Contact info**

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Bon Appétit is obsessed
Bon Appétit

My favorite food group is dairy fat. Oh, that's not an actual food group? Too bad. I...

Super Dad Smári Ásmundsson: Single Parenting and Business Building
EveryJoe

When Smári Ásmundsson's relationship ended with his son Gabriel's mom (when...

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Orga
Nerd

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Experience

Founder / CEO
Smári Organics

Dec 2010 – Present · 9 yrs 5 mos
Petaluma, CA

I founded Smári Organics and am currently CEO.



Smári | Organic
Icelandic Yogurt

Owner
Smári Productions
Oct 2000 – Dec 2011 · 11 yrs 3 mos

Education



Brooks Institute
BA, Photography
1990 – 1995

Skills & Endorsements

Consumer Package Goods · 1

Jerry Pinney has given an endorsement for this skill

Brand Development · 42

 Endorsed by **Carl Loeb and 1 other who is highly skilled at this**

Entrepreneurship · 11

 Endorsed by **Helder Sebastiao, who is highly skilled at this**

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Recommendations

Received (0)   **Given (1)**

Gina Brodie   We could not have asked for a better person to manage our

Marketing Communications and Public Relations at Shiftboard

April 19, 2018, Smári managed Gina directly

marketing efforts here at Smári Organics. Gina is passionat
understands marketing and consumers and, most importan
has a heart of gold.

